Exhibit 99.3

Driver Management to Nominate Three Highly-Qualified, Independent Candidates for Election to First United Corporation’s Board of Directors

Issues Letter to Shareholders Detailing the Case for Urgent Change at First United

Highlights Concern that the Board’s Stale Composition, Problematic Corporate Governance Practices and Unwavering Opposition to a Sale Process Put Shareholders at Risk

Views the Upcoming Election as a Referendum on a Board that Continues to Ignore Large Shareholders’ Concerns and Refuses to Explore a Sale Process That Can Unlock Significant Value

Identifies Slate of Three Highly-Qualified, Independent Director Candidates That Driver Will Seek Shareholder Support to Elect at the 2020 Annual Meeting on the WHITE Proxy Card

November 19, 2019 08:30 AM Eastern Standard Time

NEW YORK--(BUSINESS WIRE)--Driver Management Company LLC (“Driver” or “we”), the manager of an investment partnership that holds more than 5% of the outstanding shares of First United Corporation (“First United” or the “Company”) (NASDAQ: FUNC), today issued a letter to shareholders regarding its upcoming nomination of three highly-qualified, independent candidates for election to First United’s Board of Directors at the Company’s 2020 Annual Meeting of Shareholders. We also invite shareholders to visit www.RenovateMyBank.com to learn more about Driver’s case for change.

Below is the full letter.

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Dear Fellow Shareholders,

An investment partnership managed by Driver Management Company LLC (“Driver” or “we”) is one of the largest shareholders of First United Corporation (“First United” or the “Company”). Driver is a fundamental, value-oriented investment manager that focuses on unlocking trapped value within the banking sector. Our investment team members have spent their careers working with banks—as both investors and advisors—to successfully enhance shareholder value. We are now seeking to similarly unlock shareholder value at First United.

Driver invested in First United for a simple reason: we believe that tremendous value can be created for shareholders if the Company’s Board of Directors (the “Board”) fulfills its obligation to maximize shareholder value by pursuing a sale of the Company to one of the several viable acquirers in the region. It appears that many of you share our enthusiasm and viewpoint based on the significant rise in First United’s shares since our initial call for a sale process to be run this past spring. Unfortunately, the Board looks to be doing everything it can to dismiss and ignore our calls to action and preserve its director positions.

While it seems to us that the Board may not be aligned with shareholders, Driver certainly is. That is why we are announcing our upcoming nomination of three highly-qualified, independent director candidates—Michael J. Driscoll, Ed.D, Ethan C. Elzen and Lisa Narrell-Mead—to help credibly and properly refresh First United’s entrenched Board at next year’s annual meeting of shareholders. We believe overhauling the Board with new directors who have significant experience, expertise and truly independent perspectives can lead to a thoughtful sale process that maximizes value for shareholders.

THIS ELECTION WILL BE A REFERENDUM ON A BOARD THAT HAS IGNORED THE CONCERNS OF MAJOR SHAREHOLDERS AND REFUSED TO RUN A SALE PROCESS

After spending months trying to convince First United’s insular and stale Board that it could unlock significant value for long-suffering shareholders via a sale, it has become clear to us that the current Board members are unwilling to do what is right for the Company’s owners. It looks as if the Board is far more concerned with maintaining the perks and prestige of directorship rather than thoughtfully exploring a transaction that we believe could offer shareholders far more value than First United’s standalone operating plan.

We believe that this Board has a long history of presiding over indefensible corporate governance practices, numerous strategic missteps and a persistent discount to peer valuations. We also believe that any objective analysis would reveal that 1the current directors appear to lack sufficient banking sector experience, modern public company perspectives, meaningful shareholdings and the ability to initiate a credible review of strategic alternatives. This dismal track record may explain why the Board has been so comfortable ignoring the public pleas of three separate, sizable shareholders that have recently called for the immediate exploration of a value-maximizing sale.

With this context in mind, we believe it is important for all shareholders to be aware of what we view as the Board’s numerous shortcomings, including:

•	Inadequate Bank Sector Experience– It appears, based on their own stated credentials and qualifications, that only two directors have prior bank sector experience.[1] Driver believes this is alarming and should signal to shareholders that the Board does not take its obligations seriously.
•	Long Tenure and Questionable Independence – More than half of the directors have served for more than a decade, and we question whether John McCullough, the Lead Director and Chairman of the Nominating Committee, is truly independent when he has served as a director for 15 years. Research from Institutional Shareholder Services (“ISS”) has found that “companies with a balanced board composition relative to director tenure tend to show better financial results and have a lower risk profile compared to their peers” while “companies whose directors’ tenure is heavily concentrated (whether mostly short-tenured or mostly long-tenured) exhibit poorer performance and have a higher risk profile.” We believe the Board’s long tenure has brought on many of the concerns illustrated by this ISS research.
•	Poor Alignment With Shareholders– The directors lack sufficient alignment of interests with shareholders, as evidenced by the fact that they collectively own less than 4.5% of the Company’s outstanding shares despite an average individual tenure of more than a decade.[2] Driver believes this stark misalignment is a relative outlier in the community banking sector and has led Board members to place their own short-term interests ahead of the interests of shareholders.
•	No Meaningful M&A Expertise– The directors do not appear to possess significant experience in mergers, acquisitions or major business sales.[3] Driver believes this lack of expertise—in an industry that is consolidating—has prevented the Board from effectively testing the marketplace for a sale.

•	Anti-Shareholder Governance– In contrast to modern governance norms, First United has allowed Carissa Rodeheaver to consolidate her power via a combined Chairman and Chief Executive Officer role. We also contend that the Board is embracing anti-shareholder provisions afforded to Maryland-incorporated companies. Driver believes these practices keep shareholders in the dark and on the back-burner.

THE SOLUTION: ELECTING DRIVER’S PROPOSED SLATE OF THREE HIGHLY-QUALIFIED, INDEPENDENT DIRECTOR NOMINEES

As previously noted, Driver has spent most of this year seeking a productive dialogue with the Board about the value that can potentially be unlocked via a sale. Unfortunately, when we have been able to engage with Ms. Rodeheaver or a representative of the Board, our questions were addressed with nonsensical deflections and insulting platitudes. This institutional arrogance has left us no choice but to pursue the nomination and election of three new director candidates (none of whom Driver has a prior relationship or current financial relationship with):

Michael J. Driscoll, Ed.D

•	Dean of The Richard J. Bolte, Sr. School of Business at Mount St. Mary’s University
•	Previously, Clinical Professor and Senior Executive in Residence at the Robert B. Willumstad School of Business at Adelphi University
•	Nearly three decades of Wall Street experience focused on capital markets
•	Recognized as an expert on fiscal and monetary issues
•	Holds a Bachelor of Science from SUNY Maritime College, a Master of Business Administration from Adelphi University, and a Doctor of Education in higher education management from the University of Pennsylvania

Driver believes Dr. Driscoll would bring extensive banking sector expertise, capital markets experience, regional familiarity and ties to the Board. In addition to his business background, he has a deep understanding of First United’s markets due to his role at Mount St. Mary’s University, which is based in Emmitsburg, Maryland, with a satellite campus in Frederick, Maryland.

Ethan C. Elzen

•	President, Colorado Federal Savings Bank and Silver Queen Financial Services, Inc.
•	Senior Advisor, Provident Funding Associates, L.P. & Pica Family of Companies
•	Previously, a senior investment banker at UBS Investment Bank originating and executing transactions for financial institutions
•	Key member of restructuring team at Ally Financial focused on cost cutting and alternatives for Residential Capital LLC
•	Began career at Bank of America with extensive experience in investment banking, treasury and balance sheet management and merger integration
•	Holds a Bachelor of Science in Business Administration from Appalachian State University

Driver believes Mr. Elzen would bring additive banking experience and financial services acumen to the Board. In addition to building a commercial real estate and construction lending business at Colorado Federal Savings Bank, he spearheaded the bank’s turnaround. His restructuring plan increased profitability, reduced expenses and led to remediation of regulatory issues. Mr. Elzen also has extensive experience in the mortgage business from his time on the restructuring team at Ally Financial when it was charged with implementing cost efficiencies and developing strategic alternatives for Residential Capital LLC.

Lisa Narrell-Mead

•	Chief Executive Officer of Workplace Advisors LLC, a provider of strategic advice and execution resources for regional and community banks
•	Extensive experience in talent management and human resources, including through senior executive roles at Cadence Bank, Regions Financial Corporation and AmSouth Bank
•	Serves on the board of directors of INBank in Denver, Colorado; Argent Trust Company in Nashville, Tennessee; and Verdigris Holdings in Phoenix, Arizona
•	Previously served on the board of directors of River Road Financial Corporation in New Orleans, Louisiana
•	Holds a Bachelor of Science from Birmingham Southern College and Juris Doctorate from Emory University School of Law

Driver believes Ms. Narrell-Mead would bring deep banking sector experience to the Board, including in the areas of strategic planning, risk management, regulatory compliance, law, and talent management. Her comprehensive legal and bank sector experience would provide practical insight into how similarly situated financial institutions have enhanced performance and increased value.

We urge shareholders to see through First United’s claims that it has delivered strong value in recent years. While the Board appears comfortable pointing to what we view as misrepresentative Total Shareholder Return metrics, we believe the reality is that First United’s share price has only recently returned to its pre-financial crisis level. In many respects, we view this as a lost decade for shareholders.

THIS ELECTION WILL PRESENT A CLEAR CHOICE: SUPPORT DRIVER’S EFFORTS TO MAXIMIZE VALUE OR SUPPORT A STALE, SELF-SERVING BOARD

Moving forward, Driver is committed to transparency and effective information sharing. This is why we invite all shareholders to visit www.RenovateMyBank.com to learn more about Driver’s case for change and sign up for e-mail updates.

J. Abbott R. Cooper

Managing Member

Driver Management Company LLC

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About Driver Management Company

Driver employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector. The firm’s leadership has decades of experience advising and engaging with bank management teams and boards of directors on strategies for enhancing shareholder value. For information, visit www.drivermanagementcompany.com.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Driver Management Company LLC, together with the other participants named herein (collectively, “Driver”), intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2020 annual meeting of stockholders of First United Corporation, a Maryland corporation (the “Corporation”).

DRIVER STRONGLY ADVISES ALL STOCKHOLDERS OF THE CORPORATION TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

Participants in the Solicitation

The participants in the proxy solicitation are anticipated to be Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”), J. Abbott R. Cooper, Michael J. Driscoll, Ed.D, Lisa Narrell-Mead and Ethan C. Elzen.

As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 364,912 shares of Common Stock, par value $0.01 per share, of the Corporation (the “Common Stock”). As of the date hereof, Driver Opportunity beneficially owns directly 360,637 shares of Common Stock. Driver Management, as the general partner of Driver Opportunity, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. Mr. Cooper, as the Managing Member of Driver Management, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. As of the date hereof, Dr. Driscoll directly beneficially owns 3,200 shares of Common Stock. As of the date hereof, Ms. Narrell-Mead directly beneficially owns 650 shares of Common Stock. As of the date hereof, Mr. Elzen directly beneficially owns 425 shares of Common Stock.

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1 First United’s definitive proxy statement filed on March 20, 2019.

2 First United’s definitive proxy statement filed on March 20, 2019.

3 First United’s definitive proxy statement filed on March 20, 2019.

Contacts

Investors:
Saratoga Proxy Consulting
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

Media:
Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com